                                                                 Morgan Stanley
                                                                 Charter Series

      February 2004
      Monthly Report

This Monthly Report supplements the Charter Funds' Prospectus dated February 26, 2003 and the Prospectus Supplement dated November 7, 2003.

                                                         Issued: March 31, 2004

[LOGO] Morgan Stanley

MORGAN STANLEY CHARTER SERIES

HISTORICAL FUND PERFORMANCE

Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year each Fund has traded. Also provided is the inception-to-date return and the compound annualized return since inception for each Fund. Past performance is not necessarily indicative of future results.

                                                                                             INCEPTION-  COMPOUND
                                                                                              TO-DATE   ANNUALIZED
                   1994    1995 1996 1997 1998   1999    2000  2001    2002   2003    2004     RETURN     RETURN
FUND                %       %    %    %    %      %       %     %       %      %       %         %          %
------------------------------------------------------------------------------------------------------------------
Charter Campbell    --      --  --    --  --      --      --    --    (4.2)   16.3    13.6     26.5        18.1
                                                                     (3 mos.)       (2 mos.)
------------------------------------------------------------------------------------------------------------------
Charter MSFCM...   (7.3)   21.9 4.0  26.2 5.1    (9.2)   23.8 (3.3)    29.1   (5.1)   6.9      121.6       8.3
                 (10 mos.)                                                          (2 mos.)
------------------------------------------------------------------------------------------------------------------
Charter Graham..    --      --  --    --  --      2.9    22.0  9.7     36.8   16.1    9.4      139.3       19.1
                                               (10 mos.)                            (2 mos.)
------------------------------------------------------------------------------------------------------------------
Charter Millburn    --      --  --    --  --     (7.2)   12.1 (11.3)   21.1   (0.6)   5.0      16.6        3.1
                                               (10 mos.)                            (2 mos.)
------------------------------------------------------------------------------------------------------------------

DEMETER MANAGEMENT CORPORATION

825 Third Avenue, 9th Floor
New York, NY 10022
Telephone (212) 310-6444

Morgan Stanley Charter Series
Monthly Report
February 2004

Dear Limited Partner:

  The Net Asset Value per Unit for each of the four Morgan Stanley Charter Series Funds as of February 29, 2004 was as follows:

                                                                 % CHANGE FOR
  FUND                                                    N.A.V.    MONTH
  ---------------------------------------------------------------------------
  Charter Campbell                                        $12.65    10.61%
  ---------------------------------------------------------------------------
  Charter MSFCM                                           $22.16     7.15%
  ---------------------------------------------------------------------------
  Charter Graham                                          $23.93     8.15%
  ---------------------------------------------------------------------------
  Charter Millburn                                        $11.66     3.64%
  ---------------------------------------------------------------------------

  Detailed performance information for each Fund is located in the body of the financial report. For each Fund, we provide a trading results by sector chart that portrays trading gains and trading losses for the previous month and year-to-date in each sector in which the Fund participates.

  The trading results by sector charts indicate the monthly and year-to-date composite percentage returns generated by the specific assets dedicated to trading within each market sector in which each Fund participates. Please note that there is not an equal amount of assets in each market sector, and the specific allocations of assets by a Fund to each sector will vary over time within a predetermined range. Below each chart is a description of the factors that influenced trading gains and trading losses within each Fund during the previous month.

  Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation, 825 Third Avenue, 9th Floor, New York, NY 10022 or your Morgan Stanley Financial Advisor.

  I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is no guarantee of future results.

Sincerely,
/s/ Jeffrey A. Rothman
Jeffrey A. Rothman
Chairman and President
Demeter Management Corporation
General Partner for
Morgan Stanley Charter Campbell L.P.
Morgan Stanley Charter MSFCM L.P.
Morgan Stanley Charter Graham L.P.
Morgan Stanley Charter Millburn L.P.

CHARTER CAMPBELL

                                    [CHART]

                   Month ended            YTD ended
                February 29, 2004      February 29, 2004
                ------------------    ------------------
Currencies           4.50%                   7.10%
Interest Rates       7.52%                   8.24%
Stock Indices        0.53%                   1.28%
Energies             1.42%                   1.50%
Metals              -0.04%                  -0.11%


Note:Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. Within the global interest rate sector, long positions in European interest rate futures generated gains as prices increased following the European Central Bank's decision to leave the European Union's current interest rates unchanged. Additional gains were recorded from long positions in U.S. interest rate futures as prices moved higher due to the release of conflicting macro-economic data and U.S. Federal Reserve Chairman Alan Greenspan's comments, which indicated that the Fed was in no rush to raise U.S. interest rates.

.. In the currency markets, positions in several major foreign currencies versus the U.S. dollar were profitable. Long positions in the British pound versus the U.S. dollar experienced gains as the pound increased sharply versus the dollar due to comments from U.S. Federal Reserve Chairman Alan Greenspan, expressing little concern for the fall in the U.S. dollar's value and looming expectations for a further increase of U.K. interest rates by the Bank of England. Long positions in the Australian and New Zealand dollars provided additional gains as the values of both currencies moved higher on the back of a sharply lower U.S. dollar.

.. Gains were recorded as a result of an upward price move in the energy sector. Low market supply, falling inventory levels and an announcement from OPEC stating that they would cut production caused prices to increase during mid-month. During the final week of the month, prices moved even higher following the release of a report showing that U.S. inventories were lower than expected. As a result, long positions in crude oil were profitable.

.. In the global stock index markets, long positions in U.S. stock index futures recorded gains earlier in the month as equity prices advanced amid upbeat corporate earnings reports, merger and acquisition activity and a low interest rate environment.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. Small losses were recorded in the metals markets from long positions in nickel futures as prices reversed lower on technically-based selling and news of increased supply.

CHARTER MSFCM

                                    [CHART]

                       Month ended              YTD ended
                    February 29, 2004      February 29, 2004
                    -----------------      -----------------
Currencies               -1.27%                 -0.72%
Interest Rates            4.84%                  4.60%
Stock Indices             0.26%                  0.60%
Energies                  1.98%                  1.47%
Metals                    1.94%                  2.25%


Note:Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. Within the global interest rate sector, long positions in European interest rate futures generated gains as prices increased following the European Central Bank's decision to leave the European Union's current interest rates unchanged. Additional gains were recorded from long positions in U.S. interest rate futures as prices moved higher due to the release of conflicting macro-economic data and U.S. Federal Reserve Chairman Alan Greenspan's comments, which indicated that the Fed was in no rush to raise U.S. interest rates. Smaller gains were experienced from long positions in Japanese interest rate futures as prices increased on the heels of higher European and U.S. bonds.

.. Gains were recorded as a result of an upward price move in the energy sector. Low market supply, falling inventory levels and an announcement from OPEC stating that they would cut production caused prices to increase during mid-month. During the final week of the month, prices moved even higher following the release of a report showing that U.S. inventories were lower than expected. As a result, long positions in crude oil were profitable.

.. As prices for industrial metals increased amid lower supply and increased demand from Asia, long positions in copper and aluminum profited.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. In the currency markets, losses were recorded from long positions in the Japanese yen against the U.S. dollar as the value of the yen reversed sharply lower after the elevation of Japan's national security alert and market intervention by the Bank of Japan, which performed U.S. dollar buybacks after the release of economic data demonstrating Japan's improving GDP. Long positions in the Singapore dollar versus the U.S. dollar recorded losses as the value of the Singapore dollar weakened in tandem with the value of the yen. Smaller losses were incurred from short positions in the Swiss franc and South African rand as the value of these currencies reversed higher relative to the U.S. dollar.

CHARTER GRAHAM

                                    [CHART]

                    Month ended           YTD ended
                 February 29, 2004     February 29, 2004
                 ------------------    ------------------
Currencies            -0.55%                 0.75%
Interest Rates         5.65%                 4.30%
Stock Indices          1.12%                 2.67%
Energies               2.45%                 1.75%
Metals                 1.05%                 1.81%
Agriculturals          0.75%                 0.84%


Note:Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. Within the global interest rate sector, long positions in European interest rate futures generated gains as prices increased following the European Central Bank's decision to leave the European Union's current interest rates unchanged. Additional gains were recorded from long positions in U.S. interest rate futures as prices moved higher due to the release of conflicting macro-economic data and U.S. Federal Reserve Chairman Alan Greenspan's comments, which indicated that the Fed was in no rush to raise U.S. interest rates.
.. Gains were recorded as a result of an upward price move in the energy markets. Low market supply, falling inventory levels and an announcement from OPEC stating that they would cut production caused prices to increase during mid-month. During the final week of the month, prices moved even higher following the release of a report showing that U.S. inventories were lower than expected. As a result, long positions in crude oil were profitable.
.. The global stock index markets provided gains, primarily from long positions in Pacific Rim stock index futures, as prices finished the month higher due to continued optimism regarding an economic recovery in Japan. Smaller gains were experienced earlier in the month from long positions in U.S. stock index futures as equity prices rose amid upbeat corporate earnings reports, merger and acquisition activity and a low interest rate environment.
..  As prices for industrial metals increased amid lower supply and increased demand from Asia, long positions in copper and zinc profited.
.. In the agricultural markets, prices for soybeans and its related products jumped to levels not reached in fifteen-and-a-half years due to lower-than-expected South American harvests and increased demand from China. Additional gains were recorded from long positions in corn futures as prices moved higher due to overall strength in the grain markets.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. In the currency markets, losses were recorded from long positions in the Japanese yen against the U.S. dollar as the value of the yen reversed sharply lower after the elevation of Japan's national security alert and market intervention by the Bank of Japan, which performed U.S. dollar buybacks after the release of economic data demonstrating Japan's improving GDP.

CHARTER MILLBURN

                                    [CHART]

                     Month ended            Year ended
                  February 29, 2004     February 29, 2004
                  -----------------     -----------------
Currencies              -1.33%               -0.66%
Interest Rates           4.31%                5.08%
Stock Indices           -0.18%                0.47%
Energies                 1.00%                1.03%
Metals                   0.46%                0.22%
Agriculturals            0.10%                0.07%


Note:Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. Within the global interest rate sector, long positions in European interest rate futures recorded gains as prices increased following the European Central Bank's decision to leave the European Union's current interest rates unchanged. Additional gains were recorded from long positions in U.S. interest rate futures as prices moved higher due to the release of conflicting macro-economic data and U.S. Federal Reserve Chairman Alan Greenspan's comments, which indicated that the Fed was in no rush to raise U.S. interest rates. Smaller gains were experienced from long positions in Japanese interest rate futures as prices increased on the heels of higher European and U.S. bonds.

.. Gains were recorded as a result of an upward price move in the energy markets. Low market supply, falling inventory levels and an announcement from OPEC stating that they would cut production caused prices to increase during mid-month. During the final week of the month, prices moved even higher following the release of a report showing that U.S. inventories were lower than expected. As a result, long positions in unleaded gasoline and crude oil were profitable.

.. As prices for industrial metals increased amid lower supply and increased demand from Asia, long positions in copper profited.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. In the currency markets, losses were recorded from long positions in the Japanese yen against the U.S. dollar as the value of the yen reversed sharply lower after the elevation of Japan's national security alert and market intervention by the Bank of Japan, which performed U.S. dollar buybacks after the release of economic data demonstrating Japan's improving GDP. Long positions in the Singapore dollar versus the U.S. dollar recorded losses as the value of the Singapore dollar weakened in tandem with the value of the yen.

                      This page intentionally left blank.

MORGAN STANLEY CHARTER SERIES

STATEMENTS OF OPERATIONS
FOR THE MONTH ENDED FEBRUARY 29, 2004 (UNAUDITED)

                                   Morgan Stanley              Morgan Stanley              Morgan Stanley
                                Charter Campbell L.P.        Charter MSFCM L.P.          Charter Graham L.P.
                             --------------------------- --------------------------- ---------------------------
                                         Percentage of               Percentage of               Percentage of
                                        February 1, 2004            February 1, 2004            February 1, 2004
                                           Beginning                   Beginning                   Beginning
                               Amount   Net Asset Value    Amount   Net Asset Value    Amount   Net Asset Value
                             ---------- ---------------- ---------- ---------------- ---------- ----------------
                                 $             %             $             %             $             %
REVENUES
Trading profit (loss):
Realized                      5,591,584       4.40        7,307,671       3.96        4,619,776       1.58
Net change in unrealized     12,117,760       9.53        7,028,984       3.81       26,151,684       8.94
                             ----------      -----       ----------       ----       ----------      -----
   Total Trading Results     17,709,344      13.93       14,336,655       7.77       30,771,460      10.52
Interest income (Note 2)         83,726        .07          127,055        .07          210,282        .07
                             ----------      -----       ----------       ----       ----------      -----
   Total Revenues            17,793,070      14.00       14,463,710       7.84       30,981,742      10.59
                             ----------      -----       ----------       ----       ----------      -----
EXPENSES
Incentive fees (Note 2 & 3)   3,353,260       2.64           --            --         5,135,381       1.76
Brokerage fees (Note 2)         662,250        .52          961,323        .52        1,523,924        .52
Management fees (Note 2 & 3)    280,794        .23          307,624        .17          487,654        .16
                             ----------      -----       ----------       ----       ----------      -----
   Total Expenses             4,296,304       3.39        1,268,947        .69        7,146,959       2.44
                             ----------      -----       ----------       ----       ----------      -----
NET INCOME                   13,496,766      10.61       13,194,763       7.15       23,834,783       8.15
                             ==========      =====       ==========       ====       ==========      =====

                                   Morgan Stanley
                               Charter Millburn L.P.
                             --------------------------
                                        Percentage of
                                       February 1, 2004
                                          Beginning
                              Amount   Net Asset Value
                             --------- ----------------
                                $             %
REVENUES
Trading profit (loss):
Realized                       858,268       1.25
Net change in unrealized     2,060,627       3.01
                             ---------       ----
   Total Trading Results     2,918,895       4.26
Interest income (Note 2)        47,477        .07
                             ---------       ----
   Total Revenues            2,966,372       4.33
                             ---------       ----
EXPENSES
Incentive fees (Note 2 & 3)     --            --
Brokerage fees (Note 2)        356,965        .52
Management fees (Note 2 & 3)   114,229        .17
                             ---------       ----
   Total Expenses              471,194        .69
                             ---------       ----
NET INCOME                   2,495,178       3.64
                             =========       ====

MORGAN STANLEY CHARTER SERIES

STATEMENTS OF CHANGES IN NET ASSET VALUE
FOR THE MONTH ENDED FEBRUARY 29, 2004 (UNAUDITED)

                              MORGAN STANLEY                        MORGAN STANLEY                       MORGAN STANLEY
                           CHARTER CAMPBELL L.P.                  CHARTER MSFCM L.P.                   CHARTER GRAHAM L.P.
                   ------------------------------------- ------------------------------------ ----------------------------
                        UNITS         AMOUNT    PER UNIT     UNITS         AMOUNT    PER UNIT      UNITS         AMOUNT
                   --------------  -----------  -------- -------------  -----------  -------- --------------  -----------
                                        $          $                         $          $                          $
Net Asset Value,
 February 1, 2004  11,118,167.583  127,151,920   11.44   8,922,717.692  184,574,105   20.69   13,222,714.331  292,593,341
Net Income               --         13,496,766    1.21         --        13,194,763    1.47         --         23,834,783
Redemptions           (44,854.036)    (567,404)  12.65     (80,080.498)  (1,774,584)  22.16      (54,750.318)  (1,310,175)
Subscriptions       1,044,841.845   13,217,249   12.65     525,203.021   11,638,498   22.16      931,037.886   22,279,738
                   --------------  -----------           -------------  -----------           --------------  -----------
Net Asset Value,
 February 29, 2004 12,118,155.392  153,298,531   12.65   9,367,840.215  207,632,782   22.16   14,099,001.899  337,397,687
                   ==============  ===========           =============  ===========           ==============  ===========

                                      MORGAN STANLEY
                                   CHARTER MILLBURN L.P.
                   --------------------------------------------
                   PER UNIT     UNITS        AMOUNT    PER UNIT
                   -------- -------------  ----------  --------
                      $                        $          $
Net Asset Value,
 February 1, 2004   22.13   6,093,512.501  68,537,318   11.25
Net Income           1.80         --        2,495,178     .41
Redemptions         23.93    (112,255.153) (1,308,895)  11.66
Subscriptions       23.93     282,977.543   3,299,518   11.66
                            -------------  ----------
Net Asset Value,
 February 29, 2004  23.93   6,264,234.891  73,023,119   11.66
                            =============  ==========

  The accompanying notes are an integral part of these financial statements.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(Unaudited)

--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION.  Morgan Stanley Charter Campbell L.P. ("Charter Campbell"),
Morgan Stanley Charter MSFCM L.P. ("Charter MSFCM"), Morgan Stanley Charter Graham L.P. ("Charter Graham"), and Morgan Stanley Charter Millburn L.P. ("Charter Millburn") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures contracts, options on futures contracts, and forward contracts on physical commodities and other commodity interests, including, but not limited to, foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests").

  The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Morgan Stanley DW Inc. ("Morgan Stanley DW"). The clearing commodity brokers are Morgan Stanley & Co. Incorporated ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"). The trading advisor for Charter MSFCM is Morgan Stanley Futures & Currency Management Inc. ("MSFCM"). Demeter, Morgan Stanley DW, MS & Co., MSIL and MSFCM are wholly-owned subsidiaries of Morgan Stanley.

  Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the limited partners based on their proportional ownership interests.

USE OF ESTIMATES. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)

amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

REVENUE RECOGNITION. Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized profit
(loss) on open contracts from one period to the next in the statements of operations. Monthly, Morgan Stanley DW credits each Partnership with interest income on 100% of its average daily funds held at Morgan Stanley DW. In addition, Morgan Stanley DW credits each Partnership with 100% of the interest income Morgan Stanley DW receives from MS & Co. and MSIL with respect to such Partnership's assets deposited as margin. The interest rates used are equal to that earned by Morgan Stanley DW on its U.S. Treasury bill investments. For purposes of such interest payments, Net Assets do not include monies owed to the Partnerships on forward contracts and other futures interests.

NET INCOME (LOSS) PER UNIT. Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

BROKERAGE AND RELATED TRANSACTION FEES AND COSTS. Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 6.25% of the Partnership's Net Assets as of the first day of each month (a 6.25% annual rate). Such fees currently cover all brokerage commissions, transaction fees and costs and ordinary administrative and offering expenses.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)


OPERATING EXPENSES. Each Partnership incurs monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by Morgan Stanley DW through the brokerage fees paid by the Partnerships.

INCOME TAXES. No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

DISTRIBUTIONS. Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

CONTINUING OFFERING. Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month. No selling commissions or charges related to the continuing offering of Units are paid by the limited partners or the Partnerships. Morgan Stanley DW pays all such costs.

REDEMPTIONS. Limited partners may redeem some or all of their Units as of the last day of the sixth month following the closing at which a person first becomes a limited partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a limited partner is redeeming his entire interest in a particular Partnership.

  Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)

Date. Units redeemed after the last day of the twelfth month and on/or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge. The foregoing redemption charges are paid to Morgan Stanley DW.

EXCHANGES. On the last day of the first month which occurs more than six months after a person first becomes a limited partner in any of the Partnerships, and at the end of each month thereafter, limited partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

DISSOLUTION OF THE PARTNERSHIPS. Charter MSFCM will terminate on December 31, 2025 and Charter Campbell, Charter Graham and Charter Millburn will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

--------------------------------------------------------------------------------
2. RELATED PARTY TRANSACTIONS
Each Partnership pays brokerage fees to Morgan Stanley DW as described in Note
1. Each Partnership's cash is on deposit with Morgan Stanley DW, MS & Co. and MSIL in futures interests trading accounts to meet margin requirements as needed. Morgan Stanley DW pays interest on these funds as described in Note 1.

  Charter MSFCM pays management and incentive fees (if any) to MSFCM.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)


--------------------------------------------------------------------------------
3. TRADING ADVISORS
Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors are as follows:

Morgan Stanley Charter Campbell L.P.
  Campbell & Company, Inc.

Morgan Stanley Charter MSFCM L.P.
  Morgan Stanley Futures & Currency Management Inc.

Morgan Stanley Charter Graham L.P.
  Graham Capital Management, L.P.

Morgan Stanley Charter Millburn L.P.
  Millburn Ridgefield Corporation

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

MANAGEMENT FEE. Charter MSFCM, Charter Graham and Charter Millburn each pays its trading advisor a flat-rate monthly fee equal to 1/12 of 2% (a 2% annual rate) of the Partnership's Net Assets under management by each trading advisor as of the first day of each month.

  Charter Campbell pays its trading advisor a flat-rate monthly fee equal to 1/12 of 2.65% (a 2.65% annual rate) of the Partnership's Net Assets under management as of the first day of each month.

INCENTIVE FEE. Each Partnership's incentive fee is equal to 20% of trading profits, paid on a quarterly basis for Charter MSFCM, and paid on a monthly basis for Charter Campbell, Charter Graham and Charter Millburn.

  Trading profits represent the amount by which profits from futures, forwards and options trading exceed losses after brokerage and management fees

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(concluded)

are deducted. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, or calendar quarter with respect to Charter MSFCM, the trading advisor must recover such losses before that trading advisor is eligible for an incentive fee in the future.

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